ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated October 28, 2009

Performance Securities with Partial Protection

Linked to a Currency Basket versus the U.S. dollar

UBS AG $•   Securities Linked to a Currency Basket relative to the U.S. dollar due on or about October 29, 2012

Investment Description

These Performance Securities with Partial Protection are senior unsecured notes issued by UBS AG (the “Issuer”) linked to a Currency Basket relative to the U.S. dollar (the “Notes”). The Notes provide potentially enhanced returns based on the depreciation of the U.S. dollar (“USD”) relative to a currency basket (the “Basket”), as well as protection at maturity of 70% of your principal. The Basket is composed of four currencies: the Brazilian real (“BRL”), the Canadian dollar (“CAD”), the Chinese renminbi (“CNY”) and the Indian rupee (“INR”) (BRL, CNY and INR are emerging market currencies) (each a “Basket Currency” and collectively the “Basket Currencies”). The Notes are not subject to a maximum gain and, accordingly, any return at maturity will be determined by the depreciation of the USD relative to the Basket. The Notes do not bear interest. Investing in the Notes is subject to significant risks, including a potential loss of up to 30% of principal. The partial protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including the partial protection feature, is subject to the creditworthiness of the Issuer.

Features
☐	Tactical Investment Opportunity: If you believe the USD will depreciate relative to the Basket, the Notes provide an opportunity for positive returns linked to the depreciation of the USD with 173% participation at maturity. If the USD appreciates relative to the Basket, the Notes provide 1-for-1 downside exposure to the appreciation at maturity subject to a maximum loss of up to 30% of your principal.
☐	Partial Protection of Capital: At maturity, you will receive a cash payment equal to at least 70% of your invested principal.
☐	Diversification Opportunity: The Notes provide an opportunity to diversify your portfolio through exposure to foreign currencies.

Key Dates(1)

Trade Date	October 28, 2009
Settlement Date(2)	October 30, 2009
Final Valuation Date(3)	October 25, 2012
Maturity Date(3)	October 29 2012
(1)	Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.
(2)	We expect to deliver the Notes against payment on or about the second business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.
(3)	Subject to postponement in the event of a market disruption event.
Note Offering

These preliminary terms relate to the Notes linked to the Currency Basket relative to the U.S. dollar. Since the Notes are not fully principal protected even if held to maturity, investors may lose up to 30% of their investment in the Notes if the Basket Return is negative (subject to market conditions, it is possible that the market price of the notes could trade below 70% prior to maturity). The Notes do not bear interest. Any payment on the Notes is subject to the creditworthiness of the Issuer. The Notes are offered at a minimum investment of one Note at $1,000 per Note (representing a $1,000 investment), and integral multiples of $1,000 in excess thereof.

Basket Currencies	Initial Spot Rates	Participation Rate	CUSIP	ISIN
USD/BRL	1.7167	173%	90261JER0	US90261JER05
USD/CAD	1.0528
USD/CNY	6.8280
USD/INR	46.6400

See “Indicative Terms” on page 3. The Notes we are offering will have the terms set forth in the accompanying prospectus supplement, the accompanying currency and commodity supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” beginning on page 8 and the more detailed “Risk Factors” beginning on page PS-7 of the accompanying prospectus supplement relating to the Notes for risks related to an investment in the Notes. The Notes do not guarantee any return of principal in excess of $700 per $1,000 invested. A Basket Return of less than 0% at maturity will result in a loss of principal, subject to a maximum loss of 30%.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus supplement, the accompanying currency and commodity supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS
Per Note	$1,000	$•	$•
Total

UBS Investment Bank

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and a currency and commodity supplement for the various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated January 13, 2009: http://www.sec.gov/Archives/edgar/data/1114446/000139340109000076/v136622_69521-424b2.htm
♦	Currency and commodity supplement dated January 13, 2009: http://www.sec.gov/Archives/edgar/data/1114446/000139340109000045/v136621_69520-424b2.htm
♦	Prospectus dated January 13, 2009: http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the Performance Securities with Partial Protection Linked to a Currency Basket relative to the U.S. dollar that are offered hereby. Also, references to the “prospectus supplement” mean the UBS prospectus supplement titled “Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities”, dated January 13, 2009, references to the “currency and commodity supplement” mean the UBS Currency and Commodity Supplement Debt Securities and Warrants, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants”, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment with a return linked to the performance of the Brazilian real, the Canadian dollar, the Chinese renminbi and the Indian rupee relative to the U.S. dollar
♦	You believe the U.S. dollar will depreciate relative to the Basket Currencies
♦	You are willing to invest in notes that offer partial principal protection, when the Notes are held to maturity, and are willing to risk losing up to 30% of your investment
♦	You do not seek current income from this investment
♦	You are willing to hold the Notes to maturity, a term of 3 years, and are aware that there may be little or no secondary market for the Notes
♦	You are willing to invest in the Notes based on the indicated Participation Rate
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes

The Notes may not be suitable for you if, among other considerations:

♦	You do not seek an investment with exposure to the Brazilian real, the Canadian dollar, the Chinese renminbi and the Indian rupee relative to the U.S. dollar
♦	You believe that the U.S. dollar will not depreciate, or will increase, relative to the Basket Currencies
♦	You seek an investment that is 100% principal protected
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings
♦	You seek current income from your investments
♦	You are unable or unwilling to hold the Notes to maturity
♦	You seek an investment for which there will be an active secondary market
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 8 and more detailed “Risk Factors” beginning on page PS-7 of the prospectus supplement for risks related to an investment in the Notes.

Indicative Terms(1)

Issuer	UBS AG, Jersey Branch
Issue Size	•
Denomination	$1,000 principal amount per Note
Issue Price	$1,000 of principal amount
Minimum Investment	$1,000 (1 Note). Purchases must be in integral multiples of $1,000
Term	3 years
Basket	The Brazilian real (“BRL”), the Canadian dollar (“CAD”), the Chinese renminbi (“CNY”) and the Indian rupee (“INR”) (each a “Basket Currency” and collectively the “Basket Currencies”).
Basket Currency	For each Basket Currency as set forth below:
Weighting	USD/BRL Spot Rate 25%
USD/CAD Spot Rate 25%
USD/CNY Spot Rate 25%
USD/INR Spot Rate 25%
Participation Rate	173%
Protection Percentage(2)	70%
Payment at Maturity	If the Basket Return is positive, you will receive a cash payment for each Note, equal to:
$1,000 + ($1,000 × Participation Rate × Basket Return)
If the Basket Return is between 0% and -30%, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Basket Return is below 0%, subject to a maximum loss of 30%.
Accordingly, you will receive a cash payment equal to:

$1,000 + ($1,000 × Basket Return)
If the Basket Return is below -30%, you will receive 70% of your principal (a loss of 30% of your principal).

You could lose up to 30% of your investment in the Notes depending on how much the value of the Basket declines.
Basket Return	A percentage equal to:
Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level	100
Basket Ending Level	The Basket closing level on the Final Valuation Date, equal to 100 × (1 plus the sum of the Weighted Currency Returns)
Weighted Currency	For each Basket Currency:
Return	Currency Return × Basket Currency Weighting
Currency Return
For each of the Spot Rates:	Initial Spot Rate – Final Spot Rate Final Spot Rate
Final Spot Rate	For CAD, the spot rate for CAD relative to the U.S. dollar determined by the calculation agent as observed through trades through the Electronic Broking Services, Reuters Dealing 3000 and various voice brokers at approximately 10:00 a.m. New York City time on the Final Valuation Date, subject to any further determination of the calculation agent as set forth in the prospectus supplement and the currency and commodity supplement. For more information, see “Deliverable Currencies – Canadian dollar (CAD)” beginning on page CCS-2 of the currency and commodity supplement and “Payment at Maturity” on page CCS-8 of the currency and commodity supplement.
For BRL, CNY and INR, the spot rate for the relevant Basket Currency relative to the U.S. dollar on the Final Valuation Date, determined by the calculation agent as set forth in the prospectus supplement and the currency and commodity supplement. For more information, see “Non-Deliverable Currencies - Brazilian real (BRL)” beginning on page CCS-11 of the currency and commodity supplement, “Non-Deliverable Currencies – Chinese renminbi (CNY)” beginning on page CCS-15 of the currency and commodity supplement and “Non-Deliverable Currencies – Indian rupee (INR)” beginning on page CCS-16 of the currency and commodity supplement.
Initial Spot Rate	For each Basket Currency, the spot rate determined by the calculation agent as observed through trades through the Electronic Broking Services, Reuters Dealing 3000 and various voice brokers at 11:15 a.m. New York City Time on October 23rd, 2009.
Initial Spot Rates	USD/BRL 1.7167
USD/CAD 1.0528
USD/CNY 6.8280
USD/INR 46.6400
Coupon Payment	We will not pay you interest during the term of the Notes.
Final Valuation Date	October 25, 2012, unless the calculation agent determines that a market disruption event (as set forth in the prospectus supplement and currency and commodity supplement) occurs or is continuing on any such day. In that event, or if the Final Valuation Date is not a business day, the Final Valuation Date will be the first preceding or first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than 30 consecutive days for the calculation of the USD/BRL spot rate, 10 consecutive days for the calculation of the USD/CAD spot rate and 17 consecutive days for the calculation of each of the USD/CNY and USD/INR spot rates.
CUSIP	90261JER0
ISIN	US90261JER05
Determining Payment at Maturity

If the Basket Return is between 0% and -30%, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Basket Return is below 0%, subject to a maximum loss of 30%. Accordingly, you will receive a cash payment equal to:

$1,000 + ($1,000 × Basket Return)

If the Basket Return is below -30%, you will receive 70% of your principal (a loss of 30% of your principal).

You could lose up to 30% of your Investment in the Notes depending on how much the value of the Basket declines.

(1)	UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.
(2)	Principal protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

How will your payment at maturity be calculated?

Your payment at maturity will depend on the Basket Ending Level relative to the Basket Starting Level.

♦	If the Basket Ending Level is more than the Basket Starting Level (i.e. the Basket Return is positive), you will receive your principal amount plus an additional amount based on the Basket Return multiplied by the Participation Rate.
♦	If the Basket Ending Level is less than or equal to the Basket Starting Level of 100 (i.e. the Basket Return is zero or negative), you will lose 1% (or a fraction thereof) of principal for every 1% (or a fraction thereof) decline in the value of the Basket, subject to a maximum loss of 30%.

Step 1: Calculate the Currency Return for each of the Basket Currencies.

The BRL Currency Return is the difference between the USD/BRL Initial Spot Rate and the USD/BRL Final Spot Rate relative to the USD/BRL Final Spot Rate, expressed as a percentage and calculated as follows:

BRL Currency Return  =
USD/BRL Initial Spot Rate – USD/BRL Final Spot Rate

USD/BRL Final Spot Rate

An increase in the value of the Brazilian reais relative to the U.S. dollar is expressed as a decrease in the USD/BRL spot rate.

The CAD Currency Return is the difference between the USD/CAD Initial Spot Rate and the USD/CAD Final Spot Rate relative to the USD/CAD Final Spot Rate, expressed as a percentage and calculated as follows:

CAD Currency Return  =
USD/CAD Initial Spot Rate – USD/CAD Final Spot Rate

USD/CAD Final Spot Rate

An increase in the value of the Canadian dollar relative to the U.S. dollar is expressed as a decrease in the USD/CAD spot rate.

The CNY Currency Return is the difference between the USD/CNY Initial Spot Rate and the USD/CNY Final Spot Rate relative to the USD/CNY Final Spot Rate, expressed as a percentage and calculated as follows:

CNY Currency Return  =
USD/CNY Initial Spot Rate – USD/CNY Final Spot Rate

USD/CNY Final Spot Rate

An increase in the value of the Chinese renminbi relative to the U.S. dollar is expressed as a decrease in the USD/CNY spot rate.

The INR Currency Return is the difference between the USD/INR Initial Spot Rate and the USD/INR Final Spot Rate relative to the USD/INR Final Spot Rate, expressed as a percentage and calculated as follows:

INR Currency Return  =
USD/INR Initial Spot Rate – USD/INR Final Spot Rate

USD/INR Final Spot Rate

An increase in the value of the Chinese renminbi relative to the U.S. dollar is expressed as a decrease in the USD/CNY spot rate.

Step 2: Calculate the Basket Ending Level.

The Basket Ending Level will be calculated as follows:

100 × (1 + (25% × BRL Currency Return) + (25% × CAD Currency Return) +
(25% × CNY Currency Return) + (25% × INR Currency Return))

Step 3: Calculate the Basket Return

Basket Return  =
Basket Ending Level – Basket Starting Level

Basket Starting Level

Step 4: Calculate the payment at maturity.

If the Basket Return is positive, your payment at maturity per Note will be calculated as follows:

$1,000 + ($1,000 × Participation Rate × Basket Return)

If the Basket Return is between 0% and -30%, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Basket Return is below 0%, subject to a maximum loss of 30%.

Accordingly, you will receive a cash payment equal to:

$1,000 + ($1,000 × Basket Return)

If the Basket Return is below -30%, you you will receive 70% of your principal (a loss of 30% of your principal).

You could lose up to 30% of your investment in the Notes depending on how much the value of the Basket declines.

Examples at Maturity

The following examples for the payment at maturity of the Notes are based on a Participation Rate of 173%.

Hypothetical Performance at Maturity

Participation Rate: 173%, if the Basket Return is positive.

Hypothetical Basket Ending Level	% Change from the Basket Starting Level	Payment at Maturity in % of Principal Amount	Total Amount Payable at Maturity per Note	Total Rate of Return on Notes
0	-100%	70.00%	$700.00	-30.00%
10	-90%	70.00%	$700.00	-30.00%
20	-80%	70.00%	$700.00	-30.00%
30	-70%	70.00%	$700.00	-30.00%
40	-60%	70.00%	$700.00	-30.00%
50	-50%	70.00%	$700.00	-30.00%
60	-40%	70.00%	$700.00	-30.00%
70	-30%	70.00%	$700.00	-30.00%
80	-20%	80.00%	$800.00	-20.00%
90	-10%	90.00%	$900.00	-10.00%
100	0%	100.00%	$1,000.00	0.00%
101	1%	101.73%	$1,017.30	1.73%
102	2%	103.46%	$1,034.60	3.46%
103	3%	105.19%	$1,051.90	5.19%
104	4%	106.92%	$1,069.20	6.92%
105	5%	108.65%	$1,086.50	8.65%
106	6%	110.38%	$1,103.80	10.38%
107	7%	112.11%	$1,121.10	12.11%
108	8%	113.84%	$1,138.40	13.84%
109	9%	115.57%	$1,155.70	15.57%
110	10%	117.30%	$1,173.00	17.30%
120	20%	134.60%	$1,346.00	34.60%
130	30%	151.90%	$1,519.00	51.90%
140	40%	169.20%	$1,692.00	69.20%
150	50%	186.50%	$1,865.00	86.50%
160	60%	203.80%	$2,038.00	103.80%
170	70%	221.10%	$2,211.00	121.10%
180	80%	238.40%	$2,384.00	138.40%
190	90%	255.70%	$2,557.00	155.70%
200	100%	273.00%	$2,730.00	173.00%

Hypothetical Examples:

The following payment examples for the Notes show scenarios for the payment at maturity of the Notes, illustrating positive and negative Basket Returns. The following examples are, like the above, based on a Participation Rate of 173%, as well as Initial Spot Rates and hypothetical Final Spot Rates (the actual Final Spot Rates will be determined on the Final Valuation Date), for the Basket Currencies, and the Basket Ending Level and Basket Return resulting therefrom. The hypothetical Final Spot Rate values for the Basket Currencies have been chosen arbitrarily for the purpose of illustration only, are not associated with UBS research forecasts for any Basket Currency’s exchange rate and should not be taken as indicative of the future performance of any Basket Currency. In some instances, values have been rounded for ease of analysis.

Example A: The Level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level is 110 and the Basket Starting Level is 100, The Basket Return is 10%, calculated as follows:

(110 - 100)/100 = 10%

Because the Basket Return is equal to 10%, which is positive, the payment at maturity is equal to $1,173 per $1,000 principal amount of Note, calculated as follows:

$1,000 + ($1,000 × 173% × 10%) = $1,173

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Basket Currency Weighting	Weighted Currency Return
BRL	1.7167	1.5606	0.1000	25.00%	0.0250
CAD	1.0528	0.9571	0.1000	25.00%	0.0250
CNY	6.8280	6.2073	0.1000	25.00%	0.0250
INR	46.6400	42.4000	0.1000	25.00%	0.0250
Sum of weighted Currency Returns =					0.1000
Basket Ending Level = 100 (1 + Sum of weighted Currency Returns) =					110.00

Example B: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level is 90 and the Basket Starting Level is 100, the Basket Return is -10%, calculated as follows:

(90 - 100)/100 = -10%

Because the Basket Return is equal to -10%, which is negative, payment at maturity is equal to $900 per $1,000 Note (a loss of $1,000 in principal per $1,000 Note), calculated as follows:

$1,000 + ($1,000 × -10%) = $900

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Hypothetical Initial Spot Rate	Hypothetical Final Spot Rate	Currency Return	Basket Currency Weighting	Weighted Currency Return
BRL	1.7167	1.9074	-0.1000	25.00%	-0.0250
CAD	1.0528	1.1698	-0.1000	25.00%	-0.0250
CNY	6.8280	7.5867	-0.1000	25.00%	-0.0250
INR	46.6400	51.6400	-0.1000	25.00%	-0.0250
Sum of weighted Currency Returns =					-0.1000
Basket Ending Level = 100 (1 + Sum of weighted Currency Returns) =					90.00

Example C:  The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 60. Because the Basket Ending Level is 60 and the Basket Starting Level is 100, the Basket Return is -40%, calculated as follows:

(60 – 100)/100 = -40%

Because the Basket Return is equal to -40%, which is negative, payment at maturity is equal to $700 per $1,000 Note (a loss of $300 in principal per $1,000 Note)

The table below illustrates how the Basket Ending Level in the above example was calculated:

Basket Currency	Initial Spot Rate (on Trade Date)	Final Spot Rate (on Valuation Date)	Currency Return	Basket Currency Weighting	Weighted Currency Return
BRL	1.7167	2.8612	-0.4000	25.00%	-0.1000
CAD	1.0528	1.7547	-0.4000	25.00%	-0.1000
CNY	6.8280	11.3800	-0.4000	25.00%	-0.1000
INR	46.6400	77.7333	-0.4000	25.00%	-0.1000
Sum of weighted Currency Returns =					-0.4000
Basket Ending Level = 100 (1 + Sum of weighted Currency Returns) =					60.00

Hypothetical Historical Performance

The following chart shows the hypothetical Basket Ending Level at the end of each month in the period from the month ending October 29, 1999 through October 23, 2009 using a Basket Ending Level indexed to 100 on October 23, 2009 based upon Initial Spot Rates determined on that day. As of October 23, 2009 at 11:15 a.m. New York City time, the USD/BRL Spot Rate was 1.7167, the USD/CAD Spot Rate was 1.0528, the USD/CNY Spot Rate was 6.8280 and the USD/INR Spot Rate was 46.640. The Basket Ending Level for any prior day was obtained using the formula for the calculation of the Basket Ending Level described above. For purposes of the Notes, the Basket Starting Level has been indexed to 100 on the Trade Date. The hypothetical historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Basket Ending Level on any given day.

Hypothetical Historical Basket Ending Level

Historical performance is not indicative of future performance. There can be no assurance that the performance of the individual Index Currencies in the 1999 – 2009 periods to date will be repeated in whole or in part.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement and the currency and commodity supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Partial Principal Protection — You may lose some of your principal — The Notes combine features of equity and debt. The Notes differ from those of ordinary debt securities in that we will not pay you a fixed amount at maturity or any interest during the term of the Notes. Instead, we will pay you in cash at maturity an amount based on the performance of the Basket Currencies. If the Basket Return is negative, you may lose up to 30% of the principal amount of your Notes at maturity.
♦	Partial principal protection only if you hold the Notes to maturity — You will be entitled to receive at least 70% of the principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you will not receive partial principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.
♦	At maturity, you risk losing some of your principal — If the Basket Return is less than zero you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Basket Return is less than zero, subject to a maximum loss of 30%. Accordingly, if the Basket Return has declined by up to 30% over the term of the Notes, you may lose up to 30% of your principal.
♦	Market risk — The return on the Notes at maturity is linked to the depreciation of the U.S. dollar relative to the Basket Currencies, and will depend on whether, and the extent to which, the U.S. dollar depreciates against such currencies. The Basket Return will be based on the depreciation of the U.S. dollar versus each of the Basket Currencies during the term of the Notes. The value of the Basket will be affected by movements in the value of the Basket Currencies relative to the U.S. dollar.
♦	No interest payments — You will not receive interest payments on the Notes over the term of the Notes.
♦	Changes in the levels of the Basket Currencies may offset each other — The Notes are linked to a weighted Basket composed of the Basket Currencies. At a time when the level of one or more currencies in the Basket increases, the level of one or more other currencies in the Basket may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the currencies in the Basket may be moderated, or offset, by lesser increases or declines in the level of one or more other currencies in the Basket.
♦	The amount you receive at maturity may result in a yield that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a yield that is less than the return you could earn on other investments. For example, your yield may be lower than the yield you would earn if you bought a standard United States dollar-denominated senior non-callable debt security of UBS with the same stated maturity date.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Credit of the Issuer — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any principal protection or any other amounts owed to you under the terms of the Notes.
♦	Owning the Notes is not the same as owning Brazilian real, Canadian dollar, Chinese renminbi and Indian rupee — The return on your Notes may not reflect the return you would realize if you actually purchased a foreign exchange contract on the Brazilian real, Canadian dollar, Chinese renminbi and Indian rupee.
♦	The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the Final Valuation Date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the USD/BRL spot rate, the USD/CAD spot rate, the USD/CNY spot rate and the USD/INR spot rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:
♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;
♦	Brazilian real, Canadian dollar, Chinese renminbi, Indian rupee and U.S. dollar interest rates;
♦	the time remaining to the Final Valuation Date;

♦	the creditworthiness of UBS; and
♦	volatility of the USD/BRL spot rate, the USD/CAD spot rate, the USD/CNY spot rate and the USD/INR spot rate.
♦	The USD/BRL spot rate, the USD/CAD spot rate, the USD/CNY spot rate and the USD/INR spot rate will be influenced by unpredictable factors which interrelate in complex ways — The USD/BRL spot rate, the USD/CAD spot rate, the USD/CNY spot rate and the USD/INR spot rate are a result of the supply of, and demand for, each currency. Changes in the foreign exchange rate may result from the interactions of many factors, including economic, financial, social and political conditions in the United States, Brazil, Canada, China and India. These conditions include, for example, the overall growth and performance of the economies of the United States, Brazil, Canada, China and India, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between the United States, Brazil, Canada, China and India market interventions by the Federal Reserve Board or the respective central banks of Brazil, Canada, China and India, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in the United States, Brazil, Canada, China and India, the stability of the government of the United States and the governments of Brazil, Canada, China and India and their respective banking systems, the structure of and confidence in the global monetary system, wars in which the United States, Brazil, Canada, China and India are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the United States, Brazil, Canada, China and India and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events. Certain relevant information relating to Brazil, Canada, China and India may not be as well known or as rapidly or thoroughly reported in the United States as comparable to United States developments. Prospective purchasers of the Notes should be aware of the possible lack of availability of important information that can affect the value of the Basket Currencies and must be prepared to make special efforts to obtain such information on a timely basis.

It is not possible to predict the aggregate effect of all or any combination of these factors. Your Notes are likely to trade differently from the market price of the Basket Currencies, and changes in the market price of the Basket Currencies are not likely to result in comparable changes in the market value of your Notes.

♦	The liquidity, trading value and amounts payable under the Notes could be affected by the actions of sovereign governments of the United States, Brazil, Canada, China and India — Exchange rates of most economically developed nations, including the United States and Canada are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations such as Brazil, China and India, from time to time, do not allow their currencies to float freely in response to economic forces. Governments, including Brazil’s, Canada’s, China’s and India’s, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments of Brazil’s, Canada’s, China’s and India’s which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Brazilian real, the Canadian dollar, the Chinese renminbi, the Indian rupee and the U.S. dollar or any other currency.
♦	Legal and regulatory risks — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket and, consequently, on the value of the Notes.
♦	Currency markets may be volatile — Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The liquidity, trading value and amount payable under the Notes could be affected by action of the governments of Brazil, Canada, China and India. These factors may affect the values of the component currencies reflected in the Basket and the value of your Notes in varying ways, and different factors may cause the values of the underlying currencies, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.

Market Disruption:  If a Basket Currency is no longer available due to the imposition of exchange controls or other circumstances beyond UBS’s control or is no longer used for settlement of transactions by financial institutions in the international banking community or the foreign exchange market, or if there is no spot exchange rate for the applicable currency pair, the calculation agent, will make its determinations hereunder in good faith and in a commercially reasonable manner taking into consideration all available information that in good faith it deems relevant.

Substitute Currency:  If a Basket Currency is converted into, or there is substituted for the currency, another currency (the “New Currency”) pursuant to applicable law or regulation (the “Relevant Law”), such currency in the currency pair shall be substituted for the New Currency at the conversion rate prescribed in the Relevant Law at the time of such substitution.

Emerging Markets Risk:  Three of the Basket Currencies are emerging market currencies. The possibility exists of significant changes in rates of exchange between a non-emerging market currency and an emerging market currency or between emerging market currencies and the possibility of the imposition or modification of exchange controls by either the U.S. or a foreign government. Such risks generally depend on economic and political events over which UBS has no control and such risks may be more pronounced in connection with emerging market currencies. Governments in emerging market countries have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a currency at the time of payment. You must be willing to accept that fluctuations in spot exchange rates involving one or more emerging market currencies that have occurred in the past are not necessarily indicative of fluctuations that can occur during the term of this investment and that the volatility inherent in emerging market currency transactions could significantly affect the overall return on the investment.

♦	The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.
♦	The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial price to public, since the initial price to public included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.
♦	Historical performance of the USD/BRL spot rate, the USD/CAD spot rate, the USD/CNY spot rate and the USD/INR spot rate should not be taken as an indication of its future performance of the Basket Currencies during the term of the Notes — It is impossible to predict whether any of the USD/BRL spot rate, the USD/CAD spot rate, the USD/CNY spot rate and the USD/INR spot rate will rise or fall. The USD/BRL spot rate, the USD/CAD spot rate, the USD/CNY spot rate and the USD/INR spot rate will be influenced by complex and interrelated political, economic, financial and other factors.
♦	Trading and other transactions by UBS or its affiliates in the foreign exchange and currency derivative market may impair the value of the Notes — We or one or more of our affiliates may hedge our foreign currency exposure from the Notes by entering into foreign exchange and currency derivative transactions, such as options or futures on exchange-traded funds. Our trading and hedging activities may affect the USD/BRL spot rate, the USD/CAD spot rate, the USD/CNY spot rate and the USD/INR spot rate and make it less likely that you will receive a return on your investment in the Notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or our affiliates may also engage in trading in instruments linked to the USD/BRL spot rate, the USD/CAD spot rate, the USD/CNY spot rate and the USD/INR spot rate on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. UBS or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the USD/BRL spot rate, the USD/CAD spot rate, the USD/CNY spot rate and the USD/INR spot rate. By introducing competing products into the marketplace in this manner, UBS or its affiliates could adversely affect the market value of the Notes.

♦	There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC will, among other things, decide the amount paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “General Terms of the Securities — Role of Calculation Agent” on page PS-24 of the prospectus supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Basket Currencies has occurred or is continuing on a day when the calculation agent will determine the Basket Ending Level for a particular Basket Currency. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.
♦	The business activities of UBS or its affiliates may create conflicts of interest — We and our affiliates expect to engage in trading activities related to the Brazilian real, the Canadian dollar, the Chinese renminbi and the Indian rupee currencies that are not for the account of holders of Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.
♦	Potentially inconsistent research, opinions or recommendations by UBS — We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Basket to which the Notes are linked or the value of the Notes.

♦	You must rely on your own evaluation of the merits of an investment linked to the Basket Currencies — In the ordinary course of business, UBS or one or more of its affiliates from time to time expresses views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in currency exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from views of UBS or those of its affiliates. For reasons such as these, UBS believes that most investors in currency exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the currency exchange markets and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to future currency exchange rate.
♦	Even though the Brazilian real, the Canadian dollar, the Chinese renminbi, the Indian rupee and the U.S. dollar are traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States — The spot market for the Brazilian real, the Canadian dollar, the Chinese renminbi, the Indian rupee and the U.S. dollar is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the Brazilian real, the Canadian dollar, the Chinese renminbi, the Indian rupee and the U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for the Brazilian real, the Canadian dollar, the Chinese renminbi, the Indian rupee and the U.S. dollar remain open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Notes on such exchange.
♦	The payment formula for the Notes will not take into account all developments in the Basket Currencies — Changes in the Basket Currencies during the term of the Notes before the Final Valuation Date may not be reflected in the calculation of payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing only the Basket Starting Level on the Trade Date and the Basket Ending Level on the Final Valuation Date. No other levels will be taken into account. As a result, the Basket Return may be less than zero even if the Basket Currencies have moved favorably at certain times during the term of the Notes before moving to an unfavorable level relative to the Basket Staring Level on the Final Valuation Date.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation.
♦	The calculation agent can accelerate or postpone the determination of the Basket Ending Level and the Maturity Date, if a market disruption event occurs on the Final Valuation Date — If the calculation agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date, the Final Valuation Date will be accelerated or postponed until the first business day on which no market disruption event occurs or is continuing. If such an acceleration or postponement occurs, then the calculation agent will instead use the relevant level of the Basket on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than 30 consecutive days for the calculation of the USD/BRL spot rate, 10 consecutive days for the calculation of the USD/CAD spot rate and 17 consecutive days for the calculation of the USD/CNY or USD/INR. As a result, the Maturity Date for the Notes could also be accelerated or postponed.

If the Final Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the Final Valuation Date. If the level of the Basket is not available on the last possible day that qualifies as the Final Valuation Date, either because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate in its sole discretion of the level of the Basket that would have prevailed in the absence of the market disruption event or such other reason. See “General Terms of the Notes — Market Disruption Event” on page PS-20 of the prospectus supplement.

♦	Information on the Basket Currencies may not be readily available — There is no systematic reporting of last-sale information for many currencies. Reasonable current bid and offer information may be available in certain brokers’ offices, in bank trading offices, and to others who wish to subscribe for this information, but this information will not necessarily reflect the applicable currency exchange rate relevant for determining the value of the Notes. The absence of last-sale information and the limited availability of quotations to individual investors make it difficult for you and other investors to obtain timely, accurate data about the state of the currency markets.

You are urged to review “Risk Factors” in the prospectus supplement for a more detailed description of the risks related to an investment in the Notes.

What are the tax consequences of the Notes?

The tax treatment of your Notes is generally described under “1. Notes Treated as Long-Term Contingent Payment Debt Obligations” in “Supplemental U.S. Tax Considerations” on page PS-27 of the prospectus supplement. The discussion below supplements the discussion in the prospectus supplement. We urge you to read the more detailed discussion in the prospectus supplement.

In the opinion of Sullivan & Cromwell LLP, it would be reasonable to treat the Notes as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes and the terms of the Notes require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your Notes for all tax purposes in accordance with such characterization. The rest of this discussion assumes such treatment is respected. Under the contingent payment obligation rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in your Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to •% per annum, compounded semiannually, with a projected payment at maturity of $• based on an investment of $1,000. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $• in 2009, $• in 2010, $• in 2011 and $• in 2012. However, if the amount you receive at maturity is greater than $•, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2012 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $•, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2012 by an amount that is equal to such difference. If the amount you receive at maturity is less than $•, then you would recognize a net ordinary loss in 2012 in an amount equal to such difference (except to the extent the amount you receive is less than $1,000, in which case you would recognize capital loss). This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

It is possible that your Notes could be treated in a manner that is different from that described above. For example, it is also possible that the Notes could be treated as a forward or derivative contract in respect of the Basket and not as debt. You should consult your tax advisor as to the tax consequences of such characterizations and any possible alternative characterizations of your Notes for U.S. federal income tax purposes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	265,114	244,158
Total Debt	265,114	244,158
Minority Interest(2)	8,011	7,378
Shareholders’ Equity	33,545	30,894
Total capitalization	306,670	282,429
(1)	Includes Money Market Paper and Medium Term Securities as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.92095 (the exchange rate in effect as of June 30, 2009).

Supplemental Plan of Distribution

We will agree to sell to UBS Securities LLC and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Notes are classified by UBS as a Performance Strategy for this purpose. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed above, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and a currency and commodity supplement for the various securities we may offer, including the Notes) with the SEC for the offering to which this communication relates. Before you invest, you should read these documents and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 800-722-7370.